Filed by Aimfinity Investment Merger Sub I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aimfinity Investment Merger Sub I

Commission File No.: 333-284658

Date: April 9, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2025 (April 8, 2025)

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235
Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A ordinary share, $0.0001 par value, one Class 1 redeemable warrant and one-half of one Class 2 redeemable warrant	AIMAU	The Nasdaq Stock Market LLC
Class A ordinary shares, $0.0001 par value	AIMA	The Nasdaq Stock Market LLC
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMAW	The Nasdaq Stock Market LLC
Class 2 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed by Aimfinity Investment Corp. I (“AIMA” or the “Company”) in its Current Report on Form 8-K filed on October 16, 2023, on October 13, 2023, the Company entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with Docter Inc., a Delaware corporation (“Docter”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMA (“Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), pursuant to which AIMA will complete a business combination (the “Business Combination”) with Docter that involves a reincorporation merger and an acquisition merger. The Purchaser shall survive the Business Combination and be referred to as “PubCo” after the Business Combination.

Under Section 9.6 of the Merger Agreement, the parties agreed to use reasonable commercial effort to obtain transaction financing to support the Business  Combination.

Conversion of Working Capital Notes and Extension Notes of AIMA

As of the date hereof, the Company has issued three promissory notes (the “Working Capital Notes”) to Mr. I-Fa Chang (the manager and designee of the sponsor of the Company): one on December 8, 2023, for up to $500,000, to be used for a portion of the Company’s working capital, one on April 8, 2024, for up to $500,000, to be used for a portion of the Company’s working capital, and one on October 21, 2024, for up to $1,500,000, to be used for a portion of the Company’s working capital. As of February 28, 2025, an aggregate of $1,202,852 of working capital loans have been provided by Mr. Chang under the Working Capital Notes, and it is expected that further working capital loans may be provided by Mr. Chang under the Working Capital Notes before the closing of the Business Combination.

In addition, as of the date hereof, the Company has issued: (x) 9 promissory notes, from July 2023 to March 2024, each issued to Mr. Chang in the amount of $85,000 (collectively, the “First EGM Extension Notes”), pursuant to which Mr. Chang deposited $85,000 for each month to the trust account (the “Trust Account”) of the Company, maintained by U.S. Bank, N.A. as the trustee for the benefit of the public shareholders of the Company, to allow the Company to extend its deadline for completing an initial business combination for 9 one-month extensions from July 28, 2023 to April 28, 2024; (y) 9 promissory notes, from April 2024 to December 2024, each issued to Mr. Chang in the amount of $60,000 (collectively, the “Second EGM Extension Notes”), pursuant to which Mr. Chang deposited $60,000 for each month to the Trust Account, to allow the Company to extend its deadline for completing an initial business combination for 9 one-month extensions from April 28, 2024 to January 28, 2025; and (z) 3 promissory notes, from January 2024 to March 2024, each issued to Mr. Chang in the amount of $55,823.80 (collectively, the “Third EGM Extension Notes,” and together with the First EGM Extension Notes and the Second EGM Extension Notes, the “Extension Notes”), pursuant to which Mr. Chang deposited $55,823.80 for each month to the Trust Account, to allow the Company to extend its deadline for completing an initial business combination for 3 one-month extensions from January 28, 2025 to April 28, 2025.

Pursuant to the Merger Agreement and the Final Prospectus (as defined below), up to $1,500,000 of the Working Capital Notes or Extension Notes may be converted into private placement units of the Company (the “Private Units”), each of which is the same as the private placement units sold in the private sales consummated simultaneously with the initial public offering of the Company, as described in the Final Prospectus.

As part of the transaction financing, on April 8, 2025, the Company, Purchaser, Docter, and Mr. Chang, as the holder of the Working Capital Notes and the Extension Notes, entered into an exchange agreement (the “AIMA Exchange Agreement”), pursuant to which all $1,472,471.40 under the Extension Notes and $27,528.60 under the Working Capital Notes will be converted into 150,000 Private Units of the Company, and the remaining balance of the Working Capital Notes, including any working capital loans that may be provided prior to the closing of the Business Combination, less $27,528.60, will be exchanged for such number of PubCo ordinary shares, par value $0.0001 per share (“PubCo ordinary shares”), at a conversion price of $10.00 per share. The Private Units are issued pursuant to the exemption from registration under Section 4(a)(2) of the Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the AIMA Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the AIMA Exchange Agreement, which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Conversion of Outstanding Loans of Docter

As part of the transaction financing, on April 8, 2025, Purchaser, Docter, and Horn Enterprise Co., Ltd. (“Horn Enterprise”), the wholly-owned subsidiary of Docter, entered into two separate exchange agreements (the “Docter Exchange Agreements”) with Mr. Hsin-Ming Huang, CEO of Docter and Horn Enterprise, and Ms. Yi-Jun Ye, a Taiwanese national, respectively, each of which had previously loaned funds to Docter and/or Horn (the “Docter Note Holders”), pursuant to which the Docter Note Holders agree to convert all outstanding principal and interest of loans owed by Docter or Horn Enterprise as of the closing of the Business Combination into such number of PubCo ordinary shares, par value $0.0001 per share, at a conversion price of $10.00 per share. The PubCo ordinary shares will be issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act.

The foregoing description of the Docter Exchange Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Docter Exchange Agreements, which are filed as Exhibits 10.2 and 10.3 hereto and are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K are incorporated by reference herein.

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IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMA entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMA will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMA and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMA; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMA’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMA’s initial public offering (File No. 333-263874), the annual report of AIMA on Form 10-K for the fiscal year ended on December 31, 2023, filed with the SEC on July 29, 2024 (the “Annual Report”), and in the final prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) (the “Final Prospectus”), and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMA, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

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Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025. The proxy statement and a proxy card will be mailed to shareholders as of a record date to be established for voting at the shareholders’ meeting of AIMA shareholders relating to the proposed transactions. Shareholders will also be able to obtain a copy of the Final Prospectus without charge from AIMA. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMA, THE COMPANY AND THE PROPOSED TRANSACTIONS.

Participants in Solicitation

AIMA, Docter, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of AIMA’s shareholders in connection with the proposed transactions described herein. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AIMA’s shareholders in connection with the proposed business combination is set forth in the Final Prospectus.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMA or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Exchange Agreement regarding Working Capital Notes and Extension Notes, by and among the Company, Purchaser, Docter and I-fa Chang, dated April 8, 2025
10.2	Exchange Agreement regarding Docter Notes, by and among the Purchaser, Docter, Horn Enterprise, and Yi-Jun Ye, dated April 8, 2025
10.3	Exchange Agreement regarding Docter Notes, by and among the Purchaser, Docter, Horn Enterprise, and Hsin-Ming Huang, dated April 8, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aimfinity Investment Corp. I

Date: April 9, 2025	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer

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Exhibit 10.1

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is entered into as of April 8, 2025 (the “Effective Date”) by and among Aimfinity Investment Corp. I, a Cayman Islands exempted company (the “SPAC”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company (“PubCo”), Docter Inc., a Delaware corporation (“Target”), and I-Fa Chang, a Taiwanese national (the “Holder”).

WHEREAS, the SPAC, PubCo, Target and Aimfinity Investment Merger Sub II, Inc., a Delaware subsidiary of the PubCo, have entered into an agreement and plan of merger (as amended from time to time, the “Merger Agreement”) providing for the business combination between the SPAC and the Target (the “Business Combination”);

WHEREAS, at the closing of the Business Combination, Docter will become wholly owned subsidiary of PubCo and the PubCo shall be renamed as “Inkwater Holding Inc.”;

WHEREAS, as of the date hereof, the SPAC has issued the following promissory note to the Holder:

(a) 1 promissory note, dated December 8, 2023 (the “Note 1”), the form of which is set forth in Exhibit A, pursuant to which the Holder would loan the SPAC up to $500,000 to be used as working capital of the SPAC;

(b) 1 promissory note, dated April 4, 2024 (the “Note 2”), with the same terms as Note 1 except as to the date of the note, pursuant to which the Holder would loan the SPAC up to $500,000 to be used as working capital of the SPAC;

(c) 1 promissory note, dated October 21, 2024 (the “Note 3”, together with Note 1 and Note 2, the “Working Capital Notes”), with the same terms as Note 1 except as to the date of the note and the amount, pursuant to which the Holder would loan the SPAC up to $1,500,000 to be used as working capital of the SPAC;

(d) 9 promissory notes, from July 2023 to March 2024, each (a “First EGM Extension Note”) in the amount of $85,000 with substantially the same terms as set forth in the form in Exhibit B, pursuant to which the Holder deposited $85,000 for each month to the trust account (the “Trust Account”) of the SPAC, maintained by U.S. Bank, N.A. as the trustee for the benefits of the public shareholders of the SPAC, to allow the SPAC to extend its deadline for completing an initial business combination for 9 one-month extensions from July 28, 2023 to April 28, 2024;

(e) 9 promissory notes, from April 2024 to December 2024, each (a “Second EGM Extension Note”) in the amount of $60,000 with substantially the same terms as set forth in the form in Exhibit C, pursuant to which the Holder deposited $60,000 for each month to the Trust Account, to allow the SPAC to extend its deadline for completing an initial business combination for 9 one-month extensions from April 28, 2024 to January 28, 2025;

(f) 3 promissory notes, from January 2024 to March 2024, each (a “Third EGM Extension Note”, together with all First EGM Extension Notes and Second EGM Extension Notes, the “Extension Notes”) issued to Mr. Chang in the amount of $55,823.80 with substantially the same terms as set forth in the form in Exhibit D, pursuant to which the Holder deposited $55,823.80 for each month to the Trust Account, to allow the SPAC to extend its deadline for completing an initial business combination for 3 one-month extensions from January 28, 2025 to April 28, 2025;

WHEREAS, as of February 28, 2025, an aggregate of $1,202,852 of working capital loans have been outstanding and accrued under the Working Capital Notes (together with the Extension Notes, the “SPAC Notes”), and further working capital loans has been provided and may be further provided by the Holder to the SPAC under the Working Capital Notes between February 28, 2025 and the closing of the Business Combination, which have yet to be accounted for and accrued on the capital account of the SPAC at this time.

WHEREAS, as of March 28, 2025, an aggregate of $1,472,471.40 of extension payments have been outstanding and accrued under the Extension Notes.

WHEREAS, as provided in the final prospectus (the “Final Prospectus”) of the SPAC filed with the U.S. Securities and Exchange Commission (File No. 333-263874) in connection with the initial public offering of the SPAC, the directors, officers, Aimfinity Investment LLC (the “Sponsor”), or the affiliates or designees of the foregoing may loan working capital to the Company, in exchange for the receipt of promissory notes to be issued to such persons, enabling such persons to convert such promissory notes, in whole or in part, into private units (the “Private Units”) of the SPAC, that are identical to The Private Units issued by the SPAC in the private placement consummated simultaneously with the SPAC’s initial public offering, with such conversion being an amount determined by dividing (x) the sum of the outstanding principal amount payable to such persons by (y) $10.00, although such issued Private Units shall not exceed 150,000 Private Units.

WHEREAS, pursuant to Section 9.6 of the Merger Agreement, the Parties hereto intend to enter into this agreement as a Transaction Financing (as defined in the Merger Agreement) to support and facilitate the closing of the Business Combination;

WHEREAS, in connection with the closing of the Business Combination, the Parties hereto wish to: (x) pursuant to the Final Prospectus, exchange all $1,472,471.40 of extension payments under the Extension Notes and $27,528.60 of working capital loans under the Working Capital Notes for 150,000 Private Units of the SPAC, as of the date hereof, which shall be converted into 150,000 ordinary shares of PubCo, par value $0.001 (the “Ordinary Shares”), and 225,000 warrants of PubCo; (y) exchange any remaining portion of the working capital loans that remain outstanding as of the closing of the Business Combination, less the $27,528.60 exchanged as of the date hereof, to such number of Ordinary Shares (the “Repayment Shares”), at an exchange rate of $10.00 per share, with a fraction of an ordinary Share rounded down to the nearest whole number.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1.	Issuance of Repayment Shares / Termination of the applicable SPAC Notes. As of the date hereof, (x) the SPAC shall issue to the Holder an aggregate of 150,000 Private Units (the “Working Capital Units”) in book entry form and, upon such issuance, (y) all Extension Notes shall be deemed to be terminated with all outstanding balance thereunder deemed repaid in full, and (z) the outstanding balance of the Working Capital Notes shall be reduced by $27,528.60 with such amount deemed repaid. Any certificate or certificates or book entry account statement or statements evidencing the Working Capital Units shall be subject to a legend or legends restricting transfer under the United States Securities Act of 1933 (as amended, the “Securities Act”) until the closing of the Business Combination (upon which time, the Working Capital Units shall be cancelled in exchange for 150,000 Ordinary Shares and 225,000 warrants of the PubCo).

2.	Issuance of Repayment Shares / Termination of the Note. Concurrently with the closing of the Business Combination, PubCo shall issue to the Holder such Repayment Shares in book entry form and, upon such issuance, the Note shall be deemed to be terminated and all remaining outstanding balance of the Working Capital Notes (as reduced by Section 1 hereof) shall be deemed to be repaid in full. Any certificate or certificates or book entry account statement or statements evidencing the Repayment Shares shall be subject to a legend or legends restricting transfer under the Securities Act until such time as the Repayment Shares have been sold pursuant to an effective registration statement or an exemption therefrom under the Securities Act.

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3.	Release. The Holder, for himself, and on behalf of his affiliates, and any of their respective officers, directors, employees, agents, representatives, successors, members, managers, partners and permitted assigns (each a “Waiving Party”), acknowledges and agrees that, in the case that the closing of the Business Combination occurs, and effective at the closing of the Business Combination, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action he, she or it may have as of the date hereof against the SPAC, PubCo or Docter and any subsidiaries, affiliates, or any subsidiary or affiliate’s respective officers, directors, employees, agents, representatives, successors and permitted assigns (the “Released Parties”) relating to or arising from the Notes, any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection therewith, or as a result of any of the transactions contemplated thereby, whether arising under, or based upon, any applicable federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived by the Waiving Parties.

4.	Contractual Lock-Up. Notwithstanding any provisions of this Agreement, the Holder acknowledge and confirm that it will enter into a lock-agreement, the form of which is set forth as Annex C to the Merger Agreement, with the PubCo at the closing of the Business Combination.

5.	Relationship to the terms of the Notes. This Agreement shall be deemed to be an amendment or waiver of the Notes to the extent that there is any conflict between any provisions of this Agreement or of any Note. To the extent that any conflict arises between the terms of this Agreement or of the Notes, this Agreement shall govern.

6.	General Provisions.

(a)	Governing Law, Waiver of Jury Trial. This Agreement shall be governed by and construed under the laws of the State of New York without regard to the choice of law principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York located in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or therewith or with any transaction contemplated hereby or thereby, and hereby irrevocably waives any objection that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)	Notices. All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) business days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail; (c) one (1) business day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified at such party’s address as set forth on the signature page hereto, or as subsequently modified by written notice

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(c)	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding any other provision of this Agreement, however, the PubCo and Docter, in each case, shall be deemed to be the third party beneficiary of the Agreement.

(d)	Modification and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Holder and the Company parties. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(e)	Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(f)	Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled. The Holder acknowledges and agrees that none of the Company parties or any other Person has made or makes any express or implied representation or warranty, either written or oral, on behalf of the Company parties (including without limitation any representation or warranty as to the accuracy or completeness of any information regarding the Company parties furnished or made available to Holder) except for the representations and warranties expressly set forth in this Agreement.

(g)	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one Agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (e.g., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chief Executive Officer and Director

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chief Executive Officer and Director

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Agreed to and Acknowledged by:

HOLDER

By:	/s/ I-Fa Chang
Name:	I-Fa Chang

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Agreed to and Acknowledged by:

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

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Exhibit 10.2

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is entered into as of April 8, 2025 (the “Effective Date”) by and among Horn Enterprise Co. Ltd., a Taiwanese corporation (the “Borrower”), Docter, Inc., a Delaware corporation (“Docter”) and Aimfinity Investment Merger Sub I, a Cayman Islands exempted company (“PubCo” and, together with Docter and the Borrower, the “Company”), and Yi-Jun Ye (the “Holder”).

WHEREAS, Docter has entered into an agreement and plan of merger (as amended from time to time, the “Merger Agreement”) with Aimfinity Investment Corp. I, a Cayman Islands exempt corporation (“AIMA”), providing for the business combination between Docter and AIMA (the “Business Combination”);

WHEREAS, at the close of the Business Combination, Docter and AIMA will become wholly owned subsidiaries of PubCo and the PubCo shall be renamed as “Inkwater Holding Inc.”;

WHEREAS, the Borrower and the Holder are parties to a Promissory Note, dated August 1, 2023, attached hereto as Exhibit A (the “Note”), pursuant to which the Borrower has promised to pay to the Holder the amounts set forth in the Note;

WHEREAS, the parties hereto recognize and acknowledge that, after the date of this Agreement but before the closing of the Business Combination (the “Closing”), additional funds may be loaned by Holder to Borrower under the Note;

WHEREAS, in connection with the Closing, the parties hereto wish to exchange the total due and unpaid balance under the Note as of the date of Closing for ordinary shares of PubCo, par value $0.001 (the “Ordinary Shares” or the “Shares”), at an exchange rate of $10.00 per share, with a fraction of a Share rounded down to the nearest whole number;

WHEREAS, the Company intends to consider the Exchange as a form of transaction financing as contemplated by the Merger Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1.	Determination of Outstanding Balance. No later than five calendar days prior to the Closing, the parties hereto shall supplement Exhibit B hereto with the final balance under the Note to be exchanged for Shares at Closing.

2.	Issuance of Repayment Shares / Termination of the Note. Concurrently with the Closing, PubCo shall issue to the Holder such number of Ordinary Shares (the “Repayment Shares”) appearing in Exhibit B hereto in book entry form and, upon such issuance, the Note shall be deemed to be terminated and repaid in full. Any certificate or certificates or book entry account statement or statements evidencing the Repayment Shares shall be subject to a legend or legends restricting transfer under the United States Securities Act of 1933 (as amended, the “Securities Act”) until such time as the Repayment Shares have been sold pursuant to an effective registration statement or an exemption therefrom. under the Securities Act.

3.	Representations and Warranties of Holder. The Holder represents and warrants to the Company that:

(a)	Organization, Authorization and Enforcement. The Holder, if an entity, is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation. The Holder has the full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Holder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Holder. This Agreement has been duly executed by the Holder and, when executed and delivered by the Company, will constitute the valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, except as such enforceability may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”).

(b)	Governmental Consents and Approvals. Except as set forth herein, the execution, delivery, and performance of this Agreement by the Holder do not and will not require any consent, approval, authorization, or other order of, action by, filing with, or notification to, any governmental authority.

(c)	Securities Act Representations. The Holder is an accredited investor (as defined in Rule 501 promulgated under the Securities Act) and is aware that the sale of the Repayment Shares is being made in reliance on a private placement exemption from registration under the Securities Act and that the Company is relying upon the truth and accuracy of the representations and warranties of the Holder set forth in this Agreement in order to determine the applicability of such provisions. The acquisition of the Repayment Shares by the Holder has not been solicited by or through anyone other than the Company. The Holder is acquiring the Repayment Shares for its own account (and not for the account of others), and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” law, or with any present intention of distributing or selling the Repayment Shares in violation of the Securities Act. The Holder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Repayment Shares and is capable of bearing the economic risks of such investment. The Holder has been provided a reasonable opportunity to undertake and has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(d)	No Brokers. The Holder has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement.

(e)	No General Solicitation. The Holder is not acquiring for the Repayment Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)	No Conflicts. The execution, delivery and performance of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents of the Holder, if applicable, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument or other understanding to which the Holder is a party or by which any property or asset of the Holder is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Holder is subject, or by which any property or asset of the Holder is bound or affected.

4.	Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder that:

(a)	Organization, Authorization and Enforcement. The Company is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has the full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Company party and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed by the Company and, when executed and delivered by the Holder, will constitute the valid and binding obligation of each such Company party enforceable against such Company party in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions. Each of the Company and its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document (as defined below), (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)	No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents of such Company party, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument or other understanding to which such Company party is a party or by which any property or asset of the Company is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject, or by which any property or asset of the Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties, operations or results of operations of the Company and its subsidiaries taken as a whole.

(c)	Governmental Consents and Approvals. The execution, delivery, and performance of this Agreement by the Company does not and will not require any consent, approval, authorization, or other order of, action by, filing with, or notification to, any governmental authority other than (i) any filings required under applicable securities laws, (ii) any filings required under the listing rules of any exchange on which the Ordinary Shares are listed and (iii) any filings required under this Agreement.

(d)	Valid Issuance. The Repayment Shares have been duly authorized and, when issued in exchange for the Note in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of pre-emptive or similar rights.

(e)	Blank Check Status. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

(f)	General Solicitation; No Integration. Other than with respect to the Holder, neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) of investors with respect to offers or sales of the Repayment Shares. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Repayment Shares issued pursuant to this Agreement.

(g)	No Brokers. Such Company party has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement.

5.	General Provisions.

(a)	Governing Law, Waiver of Jury Trial. This Agreement shall be governed by and construed under the laws of the State of New York without regard to the choice of law principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York located in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or therewith or with any transaction contemplated hereby or thereby, and hereby irrevocably waives any objection that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)	Notices. All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) business days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail; (c) one (1) business day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified at such party’s address as set forth on the signature page hereto, or as subsequently modified by written notice

(c)	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(d)	Modification and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Holder and the Company parties. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(e)	Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(f)	Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled. The Holder acknowledges and agrees that none of the Company parties or any other Person has made or makes any express or implied representation or warranty, either written or oral, on behalf of the Company parties (including without limitation any representation or warranty as to the accuracy or completeness of any information regarding the Company parties furnished or made available to Holder) except for the representations and warranties expressly set forth in this Agreement.

(g)	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one Agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (e.g., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Debt Repayment Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Horn Enterprise Co. Ltd.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

Address for notices (Company):
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

HOLDER

Yi-Jun Ye

By:	/s/ Yi-Jun Ye
Name:	Yi-Jun Ye

Agreed to and Acknowledged by:

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chairman and Chief Executive Officer

Exhibit A

THIS CONVERTIBLE PROMISSORY NOTE (THIS “NOTE”) AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY TO THE EFFECT THAT ANY SALE OR OTHER DISPOSITION IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

PROMISSORY NOTE

Principal Amount: up to $600,000.00	Effective Date: August 1, 2023

Docter Inc, a Delaware corporation (“Maker”), promises to pay to the order of Yi-Jun Ye, or her assignees or successors in interest (“Payee”) the principal sum of Six Hundred Thousand and 00/100 Dollars ($600,000.00) or such lesser amount as shall have been advanced from Payee to Maker and shall remain unpaid under this Promissory Note (this “Note”) on the Maturity Date (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by Maker to such account as Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1.	Principal. The entire unpaid principal balance of this Note shall be payable promptly after the earlier of: (i) the date on which Maker consummates its intended business combination with Aimfinity Investment Corp. I (the “Business Combination”) or (ii) January 28, 2025 (such earlier date, the “Maturity Date”).

2.	Interest. 6.15% per annum. Interest shall be accrued on the unpaid principal balance of this Note upon maturity of the Note or if the Business Combination fails to materialize.

3.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4.	Events of Default. The following shall constitute an event of default (“Event of Default”):

(a)	Failure to Make Required Payments. Failure by Maker to pay the principal of this Note within five (5) business days following the date when due.

(b)	Voluntary Liquidation, Etc. The commencement by Maker of a proceeding relating to its bankruptcy, insolvency, reorganization, rehabilitation or other similar action, or the consent by it to the appointment of, or taking possession by, a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of maker in an involuntary case under any applicable bankruptcy, insolvency or similar law, for the appointing of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for Maker or for any substantial part of its property, or ordering the winding-up or liquidation of the affairs of Maker, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 4(a) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b)	Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

6.	Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

7.	Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

8.	Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery, or (iv) sent by e-mail to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to Maker:

Docter Inc.

14F-7, No. 597, Jiuru 2nd Road

Sanmin District

Kaohsiung City, Taiwan

Attn: Mr. Hsin-Ming Huang

Email: Hsinming@docter.one

If to Payee:

Yi-Jun Ye

15F-1, No. 70, Lane 2, Gusong West Lane

Pingtung City, Taiwan

Email:

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date reflected on a signed delivery receipt, or (iii) two (2) business days following tender of delivery or dispatch by express mail or delivery service.

9.	Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10.	Jurisdiction. The courts of New York have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the courts of New York.

11.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.	No Claims Against Trust Account. Payee hereby acknowledges Aimfinity Investment Corp. I’s filing of its initial public offering prospectus, dated and effective as of April 25, 2022 (the “Prospectus”), with the United States Securities and Exchange Commission. Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account in which the proceeds of the initial public offering (the “IPO”) conducted by Aimfinity Investment Corp. I (“AIMA”) and the proceeds of the sale of securities in a private placement that occurred prior to the effectiveness of the IPO, as described in greater detail in the Prospectus, were placed, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the trust account or any distribution therefrom for any reason whatsoever.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

14.	Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

15.	Further Assurance. Maker shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as Payee may from time to time require as may be necessary to give full effect to this Note.

16.	Conversion. Notwithstanding anything contained in this Note to the contrary, upon receiving due notification by Maker of the anticipated closing of the Business Combination, Payee shall have the right to convert the unpaid principal balance under this Note, in whole or in part, into a number of ordinary shares of the publicly listed entity following the closing of the Business Combination (the “Conversion Shares”) equal to: (x) up to the principal amount of this Note being converted pursuant to this Section 16, divided by (y) the conversion price of Ten Dollars ($10.00), rounded up to the nearest whole number of shares, with such conversion to be effective upon closing of such Business Combination.

[The rest of this page is intentionally left blank]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by its Chief Executive Officer the day and year first above written.

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

YI-JUN YE

By:	/s/ Yi-Jun Ye
Name:	Yi-Jun Ye

[Signature Page to Promissory Note]

Exhibit B

Note Balance Outstanding	PubCo Shares to be Issued in Exchange
$_________

Exhibit 10.3

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is entered into as of April 8, 2025 (the “Effective Date”) by and among Horn Enterprise Co. Ltd., a Taiwanese corporation (the “Borrower”), Docter, Inc., a Delaware corporation (“Docter”) and Aimfinity Investment Merger Sub I, a Cayman Islands exempted company (“PubCo” and, together with Docter and the Borrower, the “Company”), and Hsin-Ming Huang (the “Holder”).

WHEREAS, Docter has entered into an agreement and plan of merger (as amended from time to time, the “Merger Agreement”) with Aimfinity Investment Corp. I, a Cayman Islands exempt corporation (“AIMA”), providing for the business combination between Docter and AIMA (the “Business Combination”);

WHEREAS, at the close of the Business Combination, Docter and AIMA will become wholly owned subsidiaries of PubCo and the PubCo shall be renamed as “Inkwater Holding Inc.”;

WHEREAS, the Borrower and the Holder are parties to a Promissory Note, dated January 1, 2017, attached hereto as Exhibit A (the “Note”), pursuant to which the Borrower has promised to pay to the Holder the amounts set forth in the Note;

WHEREAS, the parties hereto recognize and acknowledge that, after the date of this Agreement but before the closing of the Business Combination (the “Closing”), additional funds may be loaned by Holder to Borrower under the Note;

WHEREAS, in connection with the Closing, the parties hereto wish to exchange the total due and unpaid balance under the Note as of the date of Closing for ordinary shares of PubCo, par value $0.001 (the “Ordinary Shares” or the “Shares”), at an exchange rate of $10.00 per share, with a fraction of a Share rounded down to the nearest whole number;

WHEREAS, the Company intends to consider the Exchange as a form of transaction financing as contemplated by the Merger Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1.	Determination of Outstanding Balance. No later than five calendar days prior to the Closing, the parties hereto shall supplement Exhibit B hereto with the final balance under the Note to be exchanged for Shares at Closing.

2.	Issuance of Repayment Shares / Termination of the Note. Concurrently with the Closing, PubCo shall issue to the Holder such number of Ordinary Shares (the “Repayment Shares”) appearing in Exhibit B hereto in book entry form and, upon such issuance, the Note shall be deemed to be terminated and repaid in full. Any certificate or certificates or book entry account statement or statements evidencing the Repayment Shares shall be subject to a legend or legends restricting transfer under the United States Securities Act of 1933 (as amended, the “Securities Act”) until such time as the Repayment Shares have been sold pursuant to an effective registration statement or an exemption therefrom. under the Securities Act.

3.	Representations and Warranties of Holder. The Holder represents and warrants to the Company that:

(a)	Organization, Authorization and Enforcement. The Holder, if an entity, is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation. The Holder has the full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Holder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Holder. This Agreement has been duly executed by the Holder and, when executed and delivered by the Company, will constitute the valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, except as such enforceability may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”).

(b)	Governmental Consents and Approvals. Except as set forth herein, the execution, delivery, and performance of this Agreement by the Holder do not and will not require any consent, approval, authorization, or other order of, action by, filing with, or notification to, any governmental authority.

(c)	Securities Act Representations. The Holder is an accredited investor (as defined in Rule 501 promulgated under the Securities Act) and is aware that the sale of the Repayment Shares is being made in reliance on a private placement exemption from registration under the Securities Act and that the Company is relying upon the truth and accuracy of the representations and warranties of the Holder set forth in this Agreement in order to determine the applicability of such provisions. The acquisition of the Repayment Shares by the Holder has not been solicited by or through anyone other than the Company. The Holder is acquiring the Repayment Shares for its own account (and not for the account of others), and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” law, or with any present intention of distributing or selling the Repayment Shares in violation of the Securities Act. The Holder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Repayment Shares and is capable of bearing the economic risks of such investment. The Holder has been provided a reasonable opportunity to undertake and has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(d)	No Brokers. The Holder has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement.

(e)	No General Solicitation. The Holder is not acquiring for the Repayment Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)	No Conflicts. The execution, delivery and performance of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents of the Holder, if applicable, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument or other understanding to which the Holder is a party or by which any property or asset of the Holder is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Holder is subject, or by which any property or asset of the Holder is bound or affected.

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4.	Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder that:

(a)	Organization, Authorization and Enforcement. The Company is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has the full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Company party and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed by the Company and, when executed and delivered by the Holder, will constitute the valid and binding obligation of each such Company party enforceable against such Company party in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions. Each of the Company and its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document (as defined below), (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)	No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents of such Company party, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument or other understanding to which such Company party is a party or by which any property or asset of the Company is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject, or by which any property or asset of the Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties, operations or results of operations of the Company and its subsidiaries taken as a whole.

(c)	Governmental Consents and Approvals. The execution, delivery, and performance of this Agreement by the Company does not and will not require any consent, approval, authorization, or other order of, action by, filing with, or notification to, any governmental authority other than (i) any filings required under applicable securities laws, (ii) any filings required under the listing rules of any exchange on which the Ordinary Shares are listed and (iii) any filings required under this Agreement.

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(d)	Valid Issuance. The Repayment Shares have been duly authorized and, when issued in exchange for the Note in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of pre-emptive or similar rights.

(e)	Blank Check Status. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

(f)	General Solicitation; No Integration. Other than with respect to the Holder, neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) of investors with respect to offers or sales of the Repayment Shares. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Repayment Shares issued pursuant to this Agreement.

(g)	No Brokers. Such Company party has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement.

5.	General Provisions.

(a)	Governing Law, Waiver of Jury Trial. This Agreement shall be governed by and construed under the laws of the State of New York without regard to the choice of law principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York located in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or therewith or with any transaction contemplated hereby or thereby, and hereby irrevocably waives any objection that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)	Notices. All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) business days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail; (c) one (1) business day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified at such party’s address as set forth on the signature page hereto, or as subsequently modified by written notice

(c)	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

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(d)	Modification and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Holder and the Company parties. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(e)	Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(f)	Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled. The Holder acknowledges and agrees that none of the Company parties or any other Person has made or makes any express or implied representation or warranty, either written or oral, on behalf of the Company parties (including without limitation any representation or warranty as to the accuracy or completeness of any information regarding the Company parties furnished or made available to Holder) except for the representations and warranties expressly set forth in this Agreement.

(g)	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one Agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (e.g., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Debt Repayment Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HORN ENTERPRISE CO. LTD.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

Address for notices (Company):
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

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HOLDER

Hsin-Ming Huang

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang

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Agreed to and Acknowledged by:

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Chairman and Chief Executive Officer

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Exhibit A

LOAN AGREEMENT

Party A: Horn Enterprise Co., Ltd., as the Borrower herein.

Party B: Huang Hsin-Ming, serving as the Borrower’s director, as the Lender herein.

Party A is a software system and hardware development company. Due to limited income and unsustainable and unstable profits, Party A needs to borrow money from Party B on a monthly basis from now on to pay employee salaries/manufacturer payments/office rent and other related expenses. All loan transactions are subject to the records in the passbook of Hua Nan Bank. Employee retirement old-age pension/labor insurance/health insurance shall be paid by Party B in cash. If Party A starts to make profits and its income is sufficient to repay the above loans, Party B may calculate the total loan amount as per passbook transaction records/ insurance payment records (retirement old-age pension/labor insurance/health insurance) and regard the amount as the total amount of lump-sum repayable herein.

This Loan Agreement is agreed upon and signed by both Parties without any objection.

Party A

Borrower: Horn Enterprise Co., Ltd. Unified Business No.: 4282122

[Stamped by Company Seal]

/s/ Hsin-Ming Huang
Representative: Hsin-Ming Huang

Party B

/s/ Hsin-Ming Huang
Hsin-Ming Huang

January 1, 2017

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Exhibit B

Note Balance Outstanding	PubCo Shares to be Issued in Exchange
$_________

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